UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 6)*

Diametrics Medical, Inc.

(Name of Issuer)

Common Stock, par value $0.01

(Title of Class of Securities)

252532 10 6

(CUSIP Number)

BCC Acquisition II LLC
c/o Bay City Capital LLC
750 Battery Street
Suite 400
San Francisco, California  94111
(415) 676-3830

with a copy to:

Michael A. Pucker, Esq.
Latham & Watkins LLP
233 South Wacker Drive, Suite 5800
Chicago, Illinois  60606
(312) 876-7700

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

November 21, 2005

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 252532 10 6

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) BCC Acquisition II LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) Not applicable

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0-

	8.	Shared Voting Power up to 388,351,384 shares

	9.	Sole Dispositive Power -0-

	10.	Shared Dispositive Power up to 388,351,384 shares

11.	Aggregate Amount Beneficially Owned by Each Reporting Person up to 388,351,384 shares

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 91.71%

14.	Type of Reporting Person (See Instructions) OO

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) The Bay City Capital Fund I, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) Not applicable

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0-

	8.	Shared Voting Power up to 388,351,384 shares

	9.	Sole Dispositive Power -0-

	10.	Shared Dispositive Power up to 388,351,384 shares

11.	Aggregate Amount Beneficially Owned by Each Reporting Person up to 388,351,384 shares

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 91.71%

14.	Type of Reporting Person (See Instructions) PN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Bay City Capital Management LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) Not applicable

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0-

	8.	Shared Voting Power up to 388,351,384 shares

	9.	Sole Dispositive Power -0-

	10.	Shared Dispositive Power up to 388,351,384 shares

11.	Aggregate Amount Beneficially Owned by Each Reporting Person up to 388,351,384 shares

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 91.71%

14.	Type of Reporting Person (See Instructions) OO

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Bay City Capital LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) Not applicable

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0-

	8.	Shared Voting Power up to 388,351,384 shares

	9.	Sole Dispositive Power -0-

	10.	Shared Dispositive Power up to 388,351,384 shares

11.	Aggregate Amount Beneficially Owned by Each Reporting Person up to 388,351,384 shares

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 91.71%

14.	Type of Reporting Person (See Instructions) OO

INTRODUCTION

This Amendment No. 6 to Schedule 13D (this “Amendment”) amends and supplements the Schedule 13D filed with the Securities and Exchange Commission on July 10, 1998, as amended (as amended, the “Statement”), by BCC Acquisition II LLC, The Bay City Capital Fund I, L.P., Bay City Capital Management LLC and Bay City Capital LLC (collectively, the “Reporting Persons”) with respect to the shares of common stock, par value $0.01 per share, of Diametrics Medical, Inc., a Minnesota corporation (the “Issuer”).  Capitalized terms not otherwise defined herein have the meanings ascribed thereto in the Statement.

The Statement is amended and supplemented by adding the information contained herein.  Only those items amended are reported herein.

The Bay City Capital Fund I, L.P., a Delaware limited partnership (“BCC”), is the managing member of BCC Acquisition II, LLC, a Delaware limited liability company (“BCC Acquisition”).  Bay City Capital Management LLC, a Delaware limited liability company (“BCC Management”), is the general partner of BCC.  Bay City Capital LLC, a Delaware limited liability company (“BCC LLC”), provides investment advice to BCC.

On November 21, 2005, BCC Acquisition entered into a letter agreement (the “Securities Transfer Agreement”) with Ocean Park Advisors, LLC (“Ocean Park”) and M.A.G. Capital, LLC (“MAG”; and, together with Ocean Park, the “Purchasers”) pursuant to which BCC Acquisition agreed to transfer all of its debt and equity securities of the Issuer, including warrants to purchase securities of the Issuer (the “Securities”), to the Purchasers for an aggregate purchase price of $8,300 (the “Securities Transfer”).  BCC Acquisition’s obligation to complete the Securities Transfer is conditioned upon receipt by BCC Acquisition of general releases of claims from the Purchasers and the holders of the 2007 Notes, and the effectiveness of the appointment of two designees of Ocean Park to the board of directors of the Issuer.  Each of the holders of the 2007 Notes consented to the Securities Transfer and authorized the Issuer to release BCC Acquisition from its standstill obligations under the Standstill Agreement, which would otherwise have prevented completion of the Securities Transfer.  A copy of the Securities Transfer Agreement is attached hereto as Exhibit 7(a) and is incorporated herein by reference.

In connection with the Securities Transfer, BCC Acquisition deposited the aggregate amount of $148,929 in escrow (the “Escrow”) with Ocean Park pursuant to the terms of a letter agreement (the “Escrow Letter”), dated November 21, 2005.  The proceeds of the Escrow are to be used for the purposes described in the Escrow Letter, including, among other things, to fund certain liabilities of the Issuer pursuant to the Letter Agreements described below.  A copy of the Escrow Letter is attached hereto as Exhibit 7(b) and is incorporated herein by reference.

On November 21, 2005, BCC Acquisition entered into a letter agreement (the “First Letter”) with the Issuer pursuant to which BCC Acquisition agreed to pay the amount of $75,000 into the Escrow, which amounts will be released to the Issuer in connection with the settlement or compromise of certain specified liabilities of the Issuer.  BCC Acquisition’s obligation to make such payment is conditioned upon the prior or concurrent completion of the Securities Transfer and receipt by BCC Acquisition of a general release of claims from the Issuer.  A copy of the First Letter is attached hereto as Exhibit 7(c) and is incorporated herein by reference.  In addition, on November 21, 2005, BCC Acquisition entered into a letter agreement (the “Second Letter”) with the Issuer pursuant to which BCC Acquisition agreed to pay the amount of $7,000 into the Escrow, which amount will be released to the Issuer in connection with the settlement of a claim by a law firm with respect to certain legal services provided to the Issuer.  BCC Acquisition’s obligation to make such payment is conditioned upon the prior or concurrent completion of the Securities Transfer.  A copy of the Second Letter is attached hereto as Exhibit 7(d) and is incorporated herein by reference.  On November 21, 2005, BCC Acquisition also entered into a letter agreement (the “Third Letter”; and, together with the First Letter and the Second Letter, the “Letter Agreements”) with Ocean Park pursuant to which BCC Acquisition agreed to pay the amount of $18,429 into the Escrow, which amount may be released to the Issuer, if necessary, to defease the participation interests of certain beneficial holders of the 2005 Notes for which BCC Acquisition is the record holder, and to use commercially reasonable efforts to secure the consent of such holders to transfer the participation interests to the Purchasers on the same terms as the Securities Transfer.  A copy of the Third Letter is attached hereto as Exhibit 7(e) and is incorporated herein by reference.  All amounts funded into the Escrow pursuant to the Letter Agreements are included in the aggregate amount of $148,929 deposited by BCC Acquisition into the Escrow pursuant to the Escrow Letter.

In connection with the Securities Transfer, on November 21, 2005, the board of directors of the Issuer appointed Mr. W. Bruce Comer III and Mr. Heng Chuk, who are representatives of Ocean Park, as directors of the Issuer, effective 10 days from the mailing of the information statement required by Rule 14f-1 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).  The effectiveness of the appointment of Messrs. Comer and Chuk to the board of directors of the Issuer is a condition to completion of the Securities Transfer.  Also on November 21, 2005, each of Mr. Carl S. Goldfischer, a managing director of BCC LLC, and Mr. Mark B. Knudson delivered letters of resignation to the Issuer, resigning from the Issuer’s board of directors effective as of 10 days from the mailing of the information statement required by Rule 14f-1 under the Exchange Act.

Item 4.	Purpose of Transaction

Item 4 is amended and supplemented by adding the following:

Pursuant to the Securities Transfer Agreement, dated November 21, 2005, between BCC Acquisition and the Purchasers, BCC Acquisition agreed to transfer all of its Securities to the Purchasers for an aggregate purchase price of $8,300.  BCC Acquisition’s obligation to complete the Securities Transfer is conditioned upon receipt by BCC Acquisition of general releases of claims from the Purchasers and the holders of the 2007 Notes, and the effectiveness of the appointment of two designees of Ocean Park to the board of directors of the Issuer.  Each of the holders of the 2007 Notes consented to the Securities Transfer and authorized the Issuer to release BCC Acquisition from its standstill obligations under the Standstill Agreement (as defined in the Statement), which would otherwise have prevented completion of the Securities Transfer.  A copy of the Securities Transfer Agreement is attached hereto as Exhibit 7(a) and is incorporated herein by reference.

In connection with the Securities Transfer, on November 21, 2005, the board of directors of the Issuer appointed Mr. W. Bruce Comer III and Mr. Heng Chuk, who are representatives of Ocean Park, as directors of the Issuer, effective 10 days from the mailing of the information statement required by Rule 14f-1 under the Exchange Act.  The effectiveness of the appointment of Messrs. Comer and Chuk to the board of directors of the Issuer is a condition to completion of the Securities Transfer.  Also on November 21, 2005, each of Mr. Carl S. Goldfischer, a managing director of BCC LLC, and Mr. Mark B. Knudson delivered letters of resignation to the Issuer, resigning from the Issuer’s board of directors effective as of 10 days from the mailing of the information statement required by Rule 14f-1 under the Exchange Act.

Item 5.	Interest in Securities of the Issuer

Item 5 is amended and supplemented by adding the following:

As of November 21, 2005, the Reporting Persons may be deemed to beneficially own up to 388,351,384 shares of the Issuer’s Common Stock, which consists of:  (a) 16,666,667 shares issuable upon conversion of the Issuer’s Series G Convertible Preferred Stock, (b) 366,998,137 shares issuable upon conversion of the 2005 Notes, and (c) 4,686,580 shares issuable upon the exercise of warrants held by BCC Acquisition.  Based upon the Issuer’s report on Form 10-Q for the quarterly period ended June 30, 2005, which indicated that the Issuer had 35,121,835 shares of Common Stock outstanding as of August 31, 2005, and including for purposes of this calculation shares of Common Stock issuable upon the exercise or conversion of Series G Convertible Preferred Stock, 2005 Notes and warrants reported as beneficially held by them, the Reporting Persons may be deemed to beneficially own 91.71% of the Issuer’s Common Stock.  The Reporting Persons have shared voting and dispositive power with respect to all shares reported as beneficially owned by them.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 is amended and supplemented by adding the following:

(a)           Securities Transfer Agreement.  The description of the Securities Transfer Agreement set forth in the Introduction to this Amendment is incorporated herein by reference.  In addition, the Securities Transfer Agreement is attached hereto as Exhibit 7(a) and incorporated herein by reference.

(b)           Escrow Letter.  The description of the Escrow Letter set forth in the Introduction to this Amendment is incorporated herein by reference.  In addition, the Escrow Letter is attached hereto as Exhibit 7(b) and incorporated herein by reference.

(c)           Letter Agreements.  The descriptions of the Letter Agreements set forth in the Introduction to this Amendment are incorporated herein by reference.  In addition, the Letter Agreements are attached hereto as Exhibits 7(c), 7(d) and 7(e), respectively, and are incorporated herein by reference.

Item 7.	Material to Be Filed as Exhibits

Item 7 is amended and supplemented by adding the following:

	Exhibit 7(a) –	Letter Agreement, dated November 21, 2005, by and between Ocean Park, MAG and BCC Acquisition.

	Exhibit 7(b) –	Letter Agreement, dated November 21, 2005, by and between BCC Acquisition, Ocean Park, MAG and the Issuer.

	Exhibit 7(c) –	Letter Agreement, dated November 21, 2005, by and between BCC Acquisition and the Issuer.

	Exhibit 7(d) –	Letter Agreement, dated November 21, 2005, by and between BCC Acquisition and the Issuer.

	Exhibit 7(e) –	Letter Agreement, dated November 21, 2005, by and between BCC Acquisition and Ocean Park.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 23, 2005
BCC Acquisition II, LLC

By:	The Bay City Capital Fund I, L.P.
Its:	Manager

By:	Bay City Capital Management LLC
Its:	General Partner

By:	/s/ Fred Craves
Its:	Managing Director

EXHIBIT INDEX

Exhibit 7(a)	Letter Agreement, dated November 21, 2005, by and between Ocean Park, MAG and BCC Acquisition.

Exhibit 7(b)	Letter Agreement, dated November 21, 2005, by and between BCC Acquisition, Ocean Park, MAG and the Issuer.

Exhibit 7(c)	Letter Agreement, dated November 21, 2005, by and between BCC Acquisition and the Issuer.

Exhibit 7(d)	Letter Agreement, dated November 21, 2005, by and between BCC Acquisition and the Issuer.

Exhibit 7(e)	Letter Agreement, dated November 21, 2005, by and between BCC Acquisition and Ocean Park.